United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

Vale to sell minority stakes in Bayóvar
Rio de Janeiro, March 31, 2010 — Vale S.A. (Vale) announces that it has reached an agreement with The Mosaic Company (Mosaic), a company listed on the New York Stock Exchange, and Mitsui & Co. Ltd. (Mitsui), a company listed on the Tokyo Stock Exchange, to sell minority stakes in the Bayóvar project in Peru, through a newly-formed company that will control and operate the project.
Subject to the terms and conditions set forth in the definitive share purchase agreement, Vale has agreed to sell 35% of total capital to Mosaic for US$ 385 million and 25% of total capital to Mitsui for US$ 275 million. Following the consummation of these transactions, Vale will retain control of the Bayóvar project, holding 51% of the voting shares and 40% of total capital of the newly-formed company.
Bayóvar is a phosphate rock project located in Sechura, department of Piura, Peru, which consists of an open-pit mine that is expected to have production capacity of 3.9 million metric tons per year and a maritime terminal. Completion is expected for the second half of 2010. The sale of these minority stakes will facilitate the offtake of product from the Bayóvar project.
Actual closing of the transaction remains subject to the parties’ finalization of the definitive shareholders’ agreement and commercial offtake agreements, certain governmental regulatory approvals and other customary closing conditions.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations